                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)(1)

                          MB Software Corporation, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                          (Title of Class of Securities

                                   55 2635 104
                                 (CUSIP Number)

                                  Gary M. Goltz
                            Imagine Investments, Inc.
                    8150 North Central Expressway, Suite 1901
                               Dallas, Texas 75206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

                               Sally A. Schreiber
                          Munsch Hardt Kopf & Harr, P.C
                               4000 Fountain Place
                                1445 Ross Avenue
                               Dallas, Texas 75202
                                 (214) 855-7500

                                November 5, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Imagine Investments, Inc.
      75-270944
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)

                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (entities only)

      Stone Investments, Inc.
      86-0740106
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)

                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stone Capital, Inc.
      75-2262907
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stone Holdings, Inc.
      75-2681508
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      P.S.F. Holdings Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, PN
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The Martial Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James M. Fail Living Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Alaska
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      James M. Fail Living Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Alaska
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      James M. Fail
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Winn Holdings, LLC
      75-2891040
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC OO
------------------------------------------------------------------------------

CUSIP NO. 55 2635 10 4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Kathryn Fail Luttrull
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             31,457,142
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          31,457,142
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,457,142
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

         This Amendment No. 1 amends Items 4, 5, and 6 contained in the Schedule 13D dated August 1, 2000 (the "Original Schedule 13D"), and filed by the Reporting Persons. The Original Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings subscribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated to read as follows:

         Except as set forth below, none of the Reporting Persons or the Covered Persons currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4. On or about November 5, 2001, Imagine Investments, one of the Reporting Persons, entered into that certain Restructure and Settlement Agreement (the "Restructure Agreement"), dated November 5, 2001, by and among the Corporation, Healthcare Innovations, LLC, an Arkansas limited liability company ("HI"), Imagine Investments, and XHI2, Inc., a Delaware corporation and a wholly-owned subsidiary of Imagine Investments ("Imagine Sub"), pursuant to which the Corporation agreed to sell to Imagine Investments or Imagine Sub, as the case may be, under the terms of the Restructure Agreement, either (a) its healthcare clinic business subsidiary and 2 million shares of its Common Stock or (b) 9 million shares of its Common Stock, in each case in exchange for (1) the surrender of a promissory note owed Imagine Investments by the Corporation, which evidences the obligation to pay $500,000 principal and accrued interest thereon, (2) the surrender of a promissory note owed Imagine Investments by HI, which evidences the obligation to pay $300,000 principal and accrued interest thereon, (3) the surrender of a third promissory note owed Imagine Investments by the Corporation, which evidences the obligation to pay accrued interest on $1.4 million of principal (which principal was previously paid), and (4) the surrender of certificates for all of the outstanding shares of the Corporation's Series A Preferred Stock held by Imagine Investments (which such preferred shares are convertible into 30% of the Common Stock of the Corporation issued and outstanding at the time of the conversion). The issuance of shares of the Corporation's Common Stock in the transaction is dependent upon certain conditions set forth in the Restructure Agreement. The shares of Common Stock to be issued represent either approximately 3% or 12% of the issued and outstanding Common Stock of the Corporation following the closing of such transaction. Additionally, consummation of the transaction is subject to certain conditions precedent, including approval by the Corporation's shareholders.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read as follows:

         (a) Imagine Investments is the record owner of 340,000 shares of the Series A Preferred Stock of the Corporation, which shares, since October 1, 2000, are convertible at the option of the holder thereof into 30% of the Common Stock of the Corporation issued and outstanding at the time of the conversion (31,457,142 shares of Common Stock as of December 31, 2001 and based upon 73,400,000 issued and outstanding shares of the Corporation on such date). As a result of the relationships described above, each of the Reporting Persons may be deemed to be the beneficial owner of all of the shares of Series A Preferred Stock convertible into the Common Shares owned of record by Imagine Investments.

         (b) As a result of the relationships described above, each of the Reporting Persons shares or may be deemed to share the power to vote and dispose of all of the shares of Series A Preferred Stock convertible into the Common Shares held of record by Imagine Investments.

         (c) As described in Item 4 above and more fully in the Restructure Agreement, the Corporation has agreed to sell to Imagine Investments or Imagine Sub, as the case may be, under the terms of the Restructure Agreement, either
(a) its healthcare clinic business subsidiary and shares of its Common Stock or
(b) 9 million of its shares of Common Stock for, in each case, the surrender of the promissory notes described in Item 4 above and certificates for all of the outstanding shares of the Corporation's Series A Preferred Stock held by Imagine Investments (which such preferred shares are convertible into 30% of the Common Stock of the Corporation issued and outstanding at the time of the conversion).

         (d)  None

         (e)  Not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated to read as follows:

         Pursuant to a Registration Rights Agreement dated November 12, 1998, with the Corporation, Imagine Investments has piggyback and demand registration rights in connection with its holdings. Pursuant to a Letter Agreement dated November 12, 1998, between Imagine Investments and Scott Haire, a holder of shares of Common Stock of the Corporation, Mr. Haire provided certain tag-along rights to Imagine Investments should he sell his stock in the Corporation.

         As described in Item 4 above, Imagine Investments has entered into the Restructure Agreement with the Corporation and the other parties thereto.

Item 7.  Material to be Filed as Exhibits:

         1. Restructure and Settlement Agreement, dated November 5, 2001, by and among the Corporation, Healthcare Innovations, LLC, an Arkansas limited liability company, Imagine Investments, and XHI2, Inc., a Delaware corporation and a wholly-owned subsidiary of Imagine Investments. (Incorporated by reference to Exhibit 10.1 to the Corporation's Form 10-QSB for the period ended September 30, 2001 and filed November 19, 2001 (File No. 0-11808))

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      IMAGINE INVESTMENTS, INC.
                                      a Delaware corporation

                                      By:/s/ Harry T. Carneal
                                         ------------------------------
                                      Name:  Harry T. Carneal
                                           ----------------------------
                                      Title: Executive Vice President
                                            ---------------------------

                                      STONE INVESTMENTS, INC.
                                      a Delaware corporation

                                      By:/s/ Harry T. Carneal
                                         ------------------------------
                                      Name:  Harry T. Carneal
                                           ----------------------------
                                      Title: President
                                            ---------------------------

                                      STONE CAPITAL, INC.
                                      a Delaware corporation

                                      By:/s/ Harry T. Carneal
                                         ------------------------------
                                      Name:  Harry T. Carneal
                                           ----------------------------
                                      Title: President
                                            ---------------------------

                                      STONE HOLDINGS, INC.
                                      a Delaware corporation

                                      By:/s/ Harry T. Carneal
                                         ------------------------------
                                      Name:  Harry T. Carneal
                                           ----------------------------
                                      Title: President
                                            ---------------------------

                                      P.S.F. HOLDINGS LIMITED PARTNERSHIP
                                      a Texas limited partnership

                                      By:  Winn Holdings, LLC
                                              a Texas limited liability company

                                      By:/s/ Kathryn Fail Luttrull
                                         ------------------------------
                                             Kathryn Fail Luttrull
                                      Its:   Sole Member

                                      THE MARITAL TRUST


                                      By: /s/ James M. Fail
                                         ------------------------------
                                              James M. Fail
                                      Its:    Trustee

                                               THE JAMES M. FAIL LIVING TRUST


                                               By: /s/ James M. Fail
                                                  ------------------------------
                                                       James M. Fail
                                               Its:    Trustee

                                               /s/ James M. Fail
                                               ---------------------------------
                                               James M. Fail

                                               WINN HOLDINGS, LLC
                                               a Texas limited liability company


                                               By: /s/ Kathryn Fail Luttrull
                                                  ------------------------------
                                                       Kathryn Fail Luttrull
                                               Its:    Sole Member

                                               /s/ Kathryn Fail Luttrull
                                               ---------------------------------
                                               Kathryn Fail Luttrull